Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders and Board of Managers of Sanchez Production Partners LLC:

We consent to the use of our report dated March 27, 2014, with respect to the consolidated balance sheet of Constellation Energy Partners LLC as of December 31, 2013, and the related consolidated statements of operations and comprehensive loss, members’ equity, and cash flows for the year then ended December 31, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to our audit of the adjustments that were applied to retrospectively adjust the 2012 consolidated financial statements for discontinued operations, as more fully described in Note 2 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2012 consolidated financial statements other than with respect to such adjustments.

/s/ KPMG LLP

Houston, Texas

October 24, 2014